Pembina Pipeline Corporation 2012 first quarter results

Existing operations demonstrate continued improved performance; acquisition of Provident Energy Ltd. complete

All financial figures are in Canadian dollars unless noted otherwise. This report contains forward-looking statements and information that are based on Pembina Pipeline Corporation's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see" Forward-Looking Statements & Information" for more details. This report also refers to financial measures that are not defined by Canadian Generally Accepted Accounting Principles. For more information about the measures which are not defined by Canadian Generally Accepted Accounting Principles see "Non-GAAP Measures."

Pembina Pipeline Corporation ("Pembina" or the "Company") achieved strong first quarter 2012 results, driven by increased performance in all four of the Company's businesses.

"Our first quarter 2012 results are a clear reflection of the progress we are continuing to make on our growth strategy," said Bob Michaleski, Pembina's Chief Executive Officer. "Each of our businesses have progressed their expansion plans while simultaneously reporting higher operating and financial metrics in their existing operations. All of this gives us tremendous confidence in our ability to enhance shareholder value in 2012 and beyond."

Acquisition of Provident Energy Ltd. ("Provident")

On April 2, 2012, subsequent to the end of the first quarter, Pembina completed its acquisition of Provident Energy Ltd. ("Provident") by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"). This transaction positions Pembina as a leader in the North American energy infrastructure sector with more highly integrated operations, a full suite of complementary services and an estimated total enterprise value of approximately $10 billion (total enterprise value is a Non-GAAP Measure, see "Non-GAAP Measures"). Following the closing of the Arrangement, Pembina has implemented its previously announced plan to increase its monthly dividend from $0.13 per share per month ($1.56 annualized) to $0.135 per share per month ($1.62 annualized), representing a 3.8 percent increase and reflecting management's confidence in the significant operational and financial strength of the combined entity going forward (see "Forward-Looking Statements & Information").

In conjunction with the closing of the Arrangement, Pembina also announced a new credit facility of $1.5 billion and its common shares began trading on the New York Stock Exchange ("NYSE") under the symbol "PBA."

First Quarter Highlights

•	Pembina realized strong consolidated volume growth of 15 percent, with first quarter 2012 aggregate volumes of 1,379 thousand barrels of oil equivalent per day ("mboe/d") compared to 1,203 mboe/d in the first quarter of 2011.

Pembina Pipeline Corporation

•	Adjusted EBITDA was $111.6 million ($0.66 per share) in the first quarter of 2012 compared to $87.2 million ($0.52 per share) in the first quarter of 2011.(1)

•	Cash flow from operating activities was $65.3 million ($0.39 per share) during the first quarter of 2012 compared to $74.5 million ($0.45 per share) during the first quarter of 2011.

•	Adjusted cash flow from operating activities was $98.8 million ($0.59 per share) for the first quarter of 2012 compared to $75.9 million ($0.45 per share) for the same period in 2011.(1)

•	Earnings were $32.6 million ($0.19 per share) during the first quarter of 2012 compared to $42.5 million ($0.25 per share) for the same period in 2011. Excluding expenses related to the acquisition of Provident (net of tax), earnings were $48.4 million ($0.29 per share) for the first quarter of 2012.

•	Adjusted earnings were $65.4 million ($0.39 per share) during the first quarter of 2012 compared to $52.7 million ($0.32 per share) in the first quarter of 2011.(1)

•	Dividends declared were $65.7 million during the first quarter of 2012, representing $0.39 per share ($0.13 per common share per month), compared to $65.1 million in the first quarter of 2011 (no change in per share dividend payments during these periods, as the recent dividend increase was implemented subsequent to quarter end).

Revenue, net of product purchases, increased approximately 26 percent during the first quarter of 2012 to $176.4 million compared to $140.6 million in the first quarter of 2011. This was driven by strong performance in each of Pembina's four businesses, particularly the Oil Sands & Heavy Oil business which realized revenue of $43.1 million in the first quarter of 2012 compared to $30.6 million in the first quarter of 2011. This 41 percent increase was due to contributions from the Nipisi and Mitsue pipelines, which began generating returns in the third quarter of 2011. Pembina's Gas Services business also generated higher revenue, contributing $19.1 million during the first quarter of 2012, an increase of 27 percent compared to $15 million in the first quarter of 2011. This increase primarily reflects higher processing volumes at Pembina's Cutbank Complex. In the Midstream & Marketing business, revenue, net of product purchases, grew to $32.0 million during the first quarter of 2012 from $25.8 million during the first quarter of 2011. This 24 percent increase was primarily due to higher volumes and activity on Pembina's Peace Pipeline and Drayton Valley Pipeline systems, stronger commodity prices for the majority of liquid hydrocarbon products and wider margins. During the first quarter of 2012 and as a result of higher volumes on the majority of Conventional Pipelines' largest pipeline systems, this business generated revenue of $82.2 million which represents an increase of approximately 19 percent from the $69.2 million in the same quarter of 2011.

Operating margin grew by more than 30 percent during the quarter from $97.4 million during the first quarter of 2011 to $127.9 million during the first quarter of 2012 as a result of increases in all four businesses.(1) The Oil Sands & Heavy Oil business generated operating margin of $30.1 million in the first quarter of 2012 compared to $19.3 million in the first quarter of 2011 due to contributions from the Nipisi and Mitsue pipelines. Operating margin was also positively impacted by the Company's Gas Services business which saw an average processing volume, net to Pembina, at the Cutbank Complex during the quarter of 250.4 million cubic feet per day ("MMcf/d"), approximately 10 percent higher than the 228.3 MMcf/d processed during the first quarter of 2011. As a result, this business contributed operating margin of $13.0 million during the quarter compared to $10.3 million during the first quarter of 2011. The Midstream & Marketing business contributed $29.6 million to operating margin compared to $23.7 million during the first quarter of 2011, while the Conventional Pipelines business realized operating margin for the first quarter of 2012 of $54.6 million compared to $44.1 million during the same period of 2011. During the first quarter of 2012 and as a result of increased industry activity on the Conventional Pipelines' major pipeline systems, throughput averaged 466.9 thousands of barrels per day ("mbpd") which is approximately 20 percent higher than the same period in 2011.

(1)	EBITDA, adjusted cash flow from operating activities, adjusted earnings and operating margin are non-GAAP measures, see "Non-GAAP Measures".

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Pembina Pipeline Corporation

Growth initiatives in the first quarter included beginning construction at the plant sites for both the Resthaven and Saturn gas plants.

"This was a strong quarter for Pembina and marks a major milestone in the Company's history," said Mr. Michaleski. "Not only did we achieve exceptional financial and operating results during the quarter, but we also closed our acquisition of Provident shortly thereafter. We know we have lots of work ahead of us to bring our two companies together, but we are already beginning to see some of the benefits we had predicted from the transaction because of the services we can now provide our customers."

Provident First Quarter Highlights(2)

Provident delivered strong 2012 first quarter results which were in line with its first quarter of 2011, despite softening propane pricing. Adjusted EBITDA(3) was approximately $61 million for the first quarter of 2012, consistent with the first quarter of 2011. Natural gas liquids ("NGL") sales volumes averaged approximately 126 mbpd, a seven percent increase over the first quarter of 2011.

Adjusted funds flow from operations(4) was also comparable to the first quarter of 2011 at approximately $53 million for both the first quarter of 2012 and 2011.

Total debt at March 31, 2012 was $532 million compared to $510 million at December 31, 2011. Capital expenditures were $37 million in the first quarter of 2012 and were primarily directed towards cavern development at the Redwater facility.

Market frac spread, which is the value received on the market for the sale of a standard natural gas liquids ("NGL") barrel less the cost of the natural gas from which the NGL was extracted, increased by 10 percent during the first quarter of 2012 over the first quarter of 2011 and reflects the reduced cost of natural gas which more than offset reduced propane sales prices.

Hedging Information

Pembina has posted updated hedging information on its website, www.pembina.com, under "Investor Centre – Hedging".

Conference Call & Webcast

Pembina will host a conference call Friday, May 4, at 9:00 a.m. MT (11:00 a.m. ET) to discuss details related to the first quarter of 2012. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A live webcast of the conference call can be accessed on Pembina's website under "Investor Centre – Presentation & Events," or by entering http://event.on24.com/r.htm?e=453896&s=1&k=2C8C2F59CCA01EA3C57985701E6AA180 in your web browser.

(2)	As Pembina did not own Provident during the first quarter of 2012, these results are not consolidated with Pembina's for this period and the results provided are for information purposes only. Provident's results will be consolidated with Pembina commencing in the second quarter of 2012.
(3)	Adjusted EBITDA for the Provident results is earnings before interest, taxes, depreciation, amortization, and other non-cash items, and excludes hedge buy-out, non-controlling interest and acquisition-related expenses.
(4)	Adjusted funds flow from operations for the Provident results excludes changes in non-cash operating working capital, acquisition-related expenses, hedge buy-out and non-controlling interest.

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ thousands)	Note	March 31 2012	December 31 2011
Assets Current assets
Cash and cash equivalents		2,247
Trade and other receivables		150,770	148,267
Derivative financial instruments		3,328	4,643
Inventory		2,451	21,235
		158,796	174,145
Non-current assets
Property, plant and equipment	2	2,774,742	2,747,530
Intangible assets		248,730	243,904
Investments in equity accounted investees		159,827	161,002
Derivative financial instruments		1,765	1,807
Other receivables		8,073	10,814
		3,193,137	3,165,057

Total Assets		3,351,933	3,339,202

Liabilities and Shareholders' Equity Current liabilities
Bank indebtedness			676
Trade payables and accrued liabilities		116,174	166,646
Dividends payable		21,974	21,828
Loans and borrowings	3	58,070	323,927
Derivative financial instruments		4,593	4,725
		200,811	517,802
Non-current liabilities
Loans and borrowings	3	1,340,084	1,012,061
Convertible debentures		289,657	289,365
Derivative financial instruments		12,320	12,813
Employee benefits		15,882	16,951
Share-based payments		5,633	14,060
Deferred revenue		2,367	2,185
Provisions		409,377	405,433
Deferred tax liabilities		117,840	106,915
		2,193,160	1,859,783
Total Liabilities		2,393,971	2,377,585

Shareholders' Equity
Share capital	4	1,841,235	1,811,734
Deficit		(868,077)	(834,921)
Accumulated other comprehensive income		(15,196)	(15,196)
		957,962	961,617

Total Liabilities and Shareholders' Equity		3,351,933	3,339,202

See accompanying notes to consolidated financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31

($ thousands, except per share amounts)	Note	2012	2011

Revenues		475,262	394,293
Cost of sales		369,052	311,801
Gross profit	6	106,210	82,492

General and administrative		17,577	14,646
Acquisition-related and other		22,131	80
		39,708	14,726

Results from operating activities		66,502	67,766
Finance income		(266)	(8,633)
Finance costs		23,518	22,577
Net finance costs	5	23,252	13,944

Earnings before income tax and equity accounted investees		43,250	53,822

Share of profit of investments in equity accounted investees, net of tax		(172)	(2,190)

Deferred income tax expense		10,870	13,520

Earnings and total comprehensive income for the period		32,552	42,492

Earnings per share
Basic and diluted earnings per share (dollars)		0.19	0.25

See accompanying notes to consolidated financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

3 Months Ended March 31 ($ thousands)	Note	2012	2011
Share Capital
Balance, beginning of period		1,811,734	1,794,536
Dividend reinvestment plan		28,001
Share-based payment transactions		1,503	3,986
Other		(3)	(5)
Balance, end of period	4	1,841,235	1,798,517

Deficit
Balance, beginning of period		(834,921)	(739,351)
Earnings for the period		32,552	42,492
Dividends declared		(65,708)	(65,145)
Balance, end of period		(868,077)	(762,004)

Other Comprehensive Income (Loss)
Balance, beginning of period		(15,196)	(4,577)
Balance, end of period		(15,196)	(4,577)
Total Shareholders' Equity		957,962	1,031,936

See accompanying notes to consolidated financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

3 Months Ended March 31 ($ thousands)	Note	2012	2011
Cash provided by (used in):
Operating activities:
Earnings for the period		32,552	42,492
Adjustments for:
Depreciation and amortization		22,512	15,104
Net finance costs	5	23,252	13,944
Share of profit of investments in equity accounted investees (net of tax)		(172)	(2,190)
Deferred income tax expense		10,870	13,520
Share-based payments		3,610	3,978
Employee future benefits expense		1,431	1,198
Other		314	83
Changes in non-cash working capital		(12,429)	(1,451)
Distributions from investments in equity accounted investees		4,145	1,448
Decommissioning liability expenditures		(1,057)	(1,036)
Employer future benefit contributions		(2,500)	(2,000)
Interest paid		(17,194)	(10,612)
Cash flow from operating activities		65,334	74,478
Financing activities:
Bank borrowings		66,861	40,000
Repayment of senior secured notes		(2,087)	(1,942)
Repayment of finance leases		(635)	(570)
Issuance of debt			250,000
Financing fees		(2,791)	(1,702)
Exercise of stock options		1,036	3,820
Issue of shares under Dividend Reinvestment Plan		28,001
Dividends paid		(65,562)	(65,116)
Cash flow from financing activities		24,823	224,490
Investing activities:
Net capital expenditures		(87,234)	(207,578)
Cash flow used in investing activities		(87,234)	(207,578)
Change in cash		2,923	91,390
Cash (bank indebtedness), beginning of period		(676)	125,397
Cash and cash equivalents, end of period		2,247	216,787

See accompanying notes to consolidated financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated interim financial statements ("Interim Financial Statements") include the accounts of the Company, its wholly owned subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the three months ending March 31, 2012. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2011. The Interim Financial Statements were authorized for issue by the Board of Directors on May 3, 2012.

Pembina owns or has interests in pipelines and related facilities to transport crude oil, condensate and natural gas liquids, gather and process natural gas; and provide midstream services in Alberta and British Columbia.

2.	PROPERTY, PLANT AND EQUIPMENT

($ thousands)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total

Cost
Balance at December 31, 2011	67,219	2,500,027	528,620	200,726	307,358	3,603,950
Additions		3,452	91,254	829	(40,607)	54,928
Transfers	1	795	41,886	(34,690)	(7,992)
Disposals and other	(5,000)	(324)	(20)	(294)		(5,638)
Balance at March 31, 2012	62,220	2,503,950	661,740	166,571	258,759	3,653,240
Depreciation
Balance at December 31, 2011	4,088	707,095	92,998	52,239		856,420
Depreciation	69	16,313	4,767	1,189		22,338
Transfers		3,935	21,915	(25,850)
Disposals and other		(14)	(8)	(238)		(260)
Balance at March 31, 2012	4,157	727,329	119,672	27,340		878,498
Carrying amounts
At December 31, 2011	63,131	1,792,932	435,622	148,487	307,358	2,747,530
At March 31, 2012	58,063	1,776,621	542,068	139,231	258,759	2,774,742

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Pembina Pipeline Corporation

Leased asset

The Company leases vehicles under a finance lease agreement. At March 31, 2012 the net carrying amount of leased vehicles was $5.4 million (December 31, 2011: $5.6 million).

Property, plant and equipment under construction

For the quarter ended March 31, 2012, capitalized borrowing costs related to the construction of the new pipelines or facilities amounted to $2.7 million (2011: $3.4 million), with capitalization rates ranging from 4.68 percent to 4.77 percent (2011: 5.14 percent to 5.29 percent).

Commitments

At March 31, 2012, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $386.4 million (March 31, 2011: $255.5 million).

3.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ thousands)					March 31, 2012	Dec. 31, 2011
	Available facilities		Nominal interest rate	Year of maturity	Carrying amount(3)
Operating facility(1)	30,000		prime + 0.50 or BA(2) + 1.50	2013		3,139
Revolving unsecured credit facility	800,000	(4)	prime + 0.50 or BA(2) + 1.50	2017	377,254	309,981
Senior unsecured term facility	75,000		6.16	2014	74,694	74,658
Senior unsecured notes – Series A	175,000		5.99	2014	174,516	174,462
Senior unsecured notes – Series C	200,000		5.58	2021	196,724	196,638
Senior unsecured notes – Series D	267,000		5.91	2019	265,453	265,403
Senior secured notes	55,890		7.38	2017	55,434	57,499
Senior unsecured medium term notes	250,000		4.89	2021	248,597	248,558
Finance lease liabilities					5,482	5,650
Total interest-bearing liabilities	1,852,890				1,398,154	1,335,988
Less current portion					(58,070)	(323,927)
Total non-current					1,340,084	1,012,061
(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers Acceptance.
(3)	Deferred financing fees are all classified as non-current. Non-current carrying amount of facilities are net of deferred financing fees.
(4)	Available facility increased to $1.5 billion effective April 2, 2012.

On March 27, 2012 a redemption notice for the senior secured notes was distributed with a redemption date of April 30, 2012.

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Pembina Pipeline Corporation

4. SHAREHOLDERS' EQUITY

Shareholder's capital

($ thousands, except share amounts)	Number		Shareholder's Capital

Balance December 31, 2011	167,908,271		1,811,734
Exercise of stock options	61,919		1,503
Dividend reinvestment plan	1,059,670		28,001
Other			(3)
Balance March 31, 2012	169,029,860	(1)	1,841,235
(1)	Weighted average number of common shares outstanding for the three months ended March 31, 2012 is 168.3 million (March 31, 2011: 167.0 million). On a fully diluted basis, the weighted average number of common shares outstanding for the three months ended March 31, 2012 is 168.9 million (March 31, 2011: 167.6 million).

Dividends

The following dividends were declared and paid by the Company:

	3 Months Ended March 31
($ thousands)	2012	2011
$0.39 per qualifying common share (2011: $0.39)	65,708	65,145

On April 12, 2012, Pembina's Board of Directors declared a dividend for April of $38.6 million, representing $0.135 per qualifying common share ($1.62 annualized) which is a 3.8 percent increase from the prior dividend rate.

5.	NET FINANCE COSTS

($ thousands)	3 Months Ended March 31
	2012	2011
Interest income on:
Loans to related parties(1)	263	190
Bank deposits	3	105
Foreign exchange gains		80
Change in fair value of derivatives		8,258
Finance income	266	8,633
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	15,416	11,165
Convertible debentures	4,605	4,567
Finance leases	105	96
Unwinding of discount	2,474	2,512
Realized loss on power derivatives	156
Change in fair value of derivatives	731	4,237
Foreign exchange losses	31
Finance costs	23,518	22,577
Net finance costs	23,252	13,944
(1)	The Company was funding its share of the construction of new assets for its equity accounted investment and had recorded a $17.9 million receivable from related party as at December 31, 2011. The loan was repaid in full on March 28, 2012.
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Pembina Pipeline Corporation

6. OPERATING SEGMENTS

3 Months Ended March 31, 2012 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream & Marketing		Corporate	Total
Revenue from external customers:
Pipeline transportation	82,171	43,097					125,268
Terminalling, storage and hub services				330,943			330,943
Gas Services			19,051				19,051
Total revenue	82,171	43,097	19,051	330,943			475,262
Cost of sales:
Operations	27,575	13,001	6,027	2,509		(635)	48,477
Product purchases				298,895			298,895
Operating margin	54,596	30,096	13,024	29,539		635	127,890
Depreciation and amortization operational)	11,945	4,892	3,162	1,681			21,680
Gross profit	42,651	25,204	9,862	27,858		635	106,210
Depreciation and amortization included in general and administrative						832	832
Other general and administrative	898	940	522	1,287		13,098	16,745
Acquisition-related and other	1,234	(131)	11	(1)		21,018	22,131
Reportable segment results from operating activities	40,519	24,395	9,329	26,572		(34,313)	66,502
Net finance costs	4,746	477	170	603		17,256	23,252
Reportable segment earnings before tax	35,773	23,918	9,159	25,969		(51,569)	43,250
Share of profit of investments in equity accounted investees, net of tax				172			172
Reportable segment assets	669,512	1,115,434	514,453	413,335	(2)	639,199	3,351,933
Capital expenditures	11,115	5,833	33,966	2,310		1,704	54,928
Reportable segment liabilities	311,805	96,328	52,937	10,241		1,922,660	2,393,971
(1)	4.5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $159,827.

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3 Months Ended March 31, 2011 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream & Marketing		Corporate	Total
Revenue from external customers:
Pipeline transportation	69,256	30,547					99,803
Terminalling, storage and hub services				279,516			279,516
Gas Services			14,974				14,974
Total revenue	69,256	30,547	14,974	279,516			394,293
Cost of sales:
Operations	25,214	11,206	4,690	2,094			43,204
Product purchases				253,742			253,742
Operating margin	44,042	19,341	10,284	23,680			97,347
Depreciation and amortization (operational)	9,757	1,943	2,288	867			14,855
Gross profit	34,285	17,398	7,996	22,813			82,492
Depreciation and amortization included in general and administrative						249	249
Other general and administrative	1,286	597	1,141	1,187		10,186	14,397
Acquisition-related and other	42		6	15		17	80
Reportable segment results from operating activities	32,957	16,801	6,849	21,611		(10,452)	67,766
Net finance costs	(2,734)	316	313	4,238		11,811	13,944
Reportable segment earnings before tax	35,691	16,485	6,536	17,373		(22,263)	53,822
Share of profit investments in equity accounted investees, net of tax				2,190			2,190
Reportable segment assets	878,882	891,068	386,616	385,102	(2)	611,678	3,153,346
Capital expenditures	16,698	99,763	15,626	90,345		850	223,282
Reportable segment liabilities	236,302	75,296	45,123	20,434		1,744,255	2,121,410
(1)	5.8 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $189,341.

7.	RELATED PARTY TRANSACTIONS

During the quarter, Pembina provided a guarantee for its 50 percent share of Fort Saskatchewan Ethylene Storage Limited Partnership's ("FSESLP") credit facility of $43 million. On March 28, 2012, the loan receivable from FSESLP of $18.8 million was repaid in full.

8.	SUBSEQUENT EVENTS

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion ("Provident Acquisition") to create an integrated company that will be a leading player in the North American energy infrastructure sector. Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116,535,750 Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). Outstanding Provident Debentures at April 2, 2012 were $345 million. Pursuant to the respective trust indenture, Pembina was required to make a repurchase offer for the Provident Debentures at 100 percent of their principal values plus accrued and unpaid interest, which took place on April 24, 2012. Should a holder of Provident Debentures elect not to accept the repurchase offer, the debentures will remain outstanding and mature as originally set out in their respective indentures. Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation".

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The preliminary purchase price allocation is estimated as follows:

($ billions)
Property, plant and equipment	2.0
Intangibles	2.5
Long-term debt	(0.5)
Other long term liabilities	(0.7)
3.3

The preliminary purchase price allocation for the Provident acquisition is based upon preliminary information and will be adjusted for information obtained subsequently. Upon finalization of the accounting for the acquisition for Provident, the actual amounts assigned to the fair values of the identifiable assets, liabilities and goodwill acquired may differ materially from the preliminary purchase price allocation.

In connection with the closing of the Arrangement, Pembina's unsecured revolving credit facility with a syndicate of Canadian banking institutions was increased from $800 million to $1.5 billion for a term of five years. Upon closing of the Provident acquisition, Pembina repaid Provident's revolving term credit facility of $205 million.

The Pembina Shares were listed and began trading on the New York Stock Exchange under the symbol "PBA" on April 2, 2012.

On April 12, 2012, Pembina's Board of Directors declared a dividend for April of $38.6 million, representing $0.135 per qualifying common share ($1.62 annualized) which is a 3.8 percent increase from the prior dividend rate.

13

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 - 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

TSX listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

NYSE listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-7500

Fax: (403) 237-0254

Toll Free 1-888-428-3222

Email: investor-relations@pembina.com

Website: www.pembina.com

ANNUAL GENERAL MEETING

Shareholders are invited to attend Pembina's annual general meeting on Tuesday, May 22, 2012 at 2 pm (Calgary time). The meeting will be held in the Main Ballroom, The Metropolitan Centre, 333 – 4th Avenue SW Calgary, Alberta.